UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission file number 0-20852
(Check One):   ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☑ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR
               For Period Ended:                  October 1, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
               For the Transition Period Ended:
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A
PART I — REGISTRANT INFORMATION
Ultralife Batteries, Inc.
(Full Name of Registrant)
N/A
(Former Name if Applicable)
2000 Technology Parkway
(Address of Principal Executive Office (Street and Number))
Newark, New York 14513
(City, State and Zip Code)
PART II — RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
☑
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.
     The Company is finalizing the preparation of its Quarterly Report on Form 10-Q for the period ended October 1, 2005. The completion of this Quarterly Report could not be accomplished in sufficient time to enable the Company to meet the required filing date for the Quarterly Report on Form 10-Q for the period ended October 1, 2005, without undue effort and expense. As noted in Part II, the Company will be filing its Report on Form 10-Q on or before the fifth calendar day following the prescribed due date.
PART IV— OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
 Robert W. Fishback
          (Name)
     (315)                    359-6614
(Area Code) (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
          Revenues for the quarter were $15.7 million compared to $24.4 million for the same period last year. Operating loss for the quarter was $1.5 million compared with operating income of $1.5 million for the same period last year.
          The third quarter revenue reflects lower shipments of BA-5390 batteries to the U.S. military, as anticipated. Gross margins for the quarter were 15% compared to 20% in the same quarter last year, reflecting lower production volumes. Operating expenses were $3.9 million compared with $3.3 million last year, reflecting an increased commitment to new product development and higher administrative costs. Income taxes in the third quarter of 2005 amounted to a benefit of $0.4 million. The net loss for the third quarter of 2005 was $1.3 million, or $0.09 per share, compared with net income of $1.4 million, or $0.09 per diluted share, for the same period a year ago.
          For the nine-month period ended October 1, 2005, revenues totaled $52.7 million compared with $79.8 million reported for the same period last year, resulting mainly from lower shipments of BA-5390 batteries to the U.S. military, and offset in part by higher commercial revenues and other military-related sales. The company reported an operating loss of $3.0 million for the first nine months of 2005 compared to operating income of $8.5 million last year, reflecting the revenue decline and higher operating expenses. The net loss for the first nine months of 2005 was $4.3 million, or $0.30 per share, compared to net income of $4.3 million, or $0.28 per diluted share, for 2004.

Ultralife Batteries, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 14, 2005	By /s/ Robert W. Fishback

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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